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FOR IMMEDIATE RELEASE

ATTENTION: FINANCIAL AND BUSINESS EDITORS
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BSB Contact:   Thomas L. Thorn                  NBT Contact:   Daryl R. Forsythe
               607-779-2584                                    607-337-6416

                                                              Pursuant  to  Rule
                                                              425    under   the
                                                              Securities  Act of
                                                              1933  and   deemed
                                                              filed  pursuant to
                                                              Rule 14a-12  under
                                                              the     Securities
                                                              Exchange   Act  of
                                                              1934.

                 BSB/NBT MERGER CLEARED BY OCC, FEDERAL RESERVE

    NORWICH, NY and BINGHAMTON, NY (September 5, 2000) - NBT Bancorp Inc. (NBT) and BSB Bancorp, Inc. (BSB) announced today that the pending merger of their companies has received approval from the Office of the Comptroller of the Currency (OCC) and a waiver of application requirements from the Federal Reserve Bank of New York.
    NBT President and CEO Daryl R. Forsythe stated, "Receiving clearances from these federal regulatory agencies is an important milestone in our efforts to bring our companies together. At this stage, we need to obtain SEC permission to mail our proxy materials, after which we will be in a position to seek approval from both companies' stockholders."
    Thomas L. Thorn, Acting President and CEO for BSB, concurred with Forsythe. "We are pleased to have the endorsement of the OCC and the Federal Reserve Bank. Efforts remain on track to finalize the merger in the fourth quarter of 2000." In August, the United States Department of Justice approved the merger, conditioned upon the sale of the BSB Bank & Trust office located in Norwich, NY. Entry into a sales agreement covering this branch must precede the merger.
    The merger of BSB and NBT will create a financial services holding company that will operate two community banks and a financial services company.

O BSB Bank & Trust and NBT Bank, the companies' principal banking  subsidiaries, will be combined to create one of the largest community banks in Upstate
  New York.
O In a separate transaction,  NBT's Pennsylvania banking subsidiaries,  LA
  Bank and Pioneer  American Bank,  will combine during the fourth quarter
  of  2000  to  create  the  largest   community   bank  in   Northeastern
  Pennsylvania.
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    In other  corporate  news,  NBT announced  that Joe C. Minor,  President and
Chief Operating Officer of NBT Financial Services, Inc., has opted to take early retirement, effective at year-end. Minor will remain in the Norwich, NY area for the near term and continue to assist with the BSB/NBT merger.
    Minor joined NBT in 1993 as controller after consulting for the company on a variety of projects during the two prior years. He became chief financial officer and treasurer in 1995. In 1997, he set up and became president of NBT Capital Corp., a venture capital company established to invest in small growth companies in NBT's served markets. Minor was promoted to his current position in 1999 as part of a company-wide restructuring plan focused on transforming NBT into a more broad-based provider of financial services. Earlier this year, he was responsible for NBT's acquisition of M. Griffith, Inc., an investment firm located in New Hartford, NY.
    During his time in the Norwich area, Minor has been active in the community and currently serves as a director of Chenango Memorial Hospital, a trustee for the CMH Foundation and co-chair of the YMCA Fund Drive. He has also been involved with the Greater Norwich Local Development Corp., serving as chairman in 1999, and the Chenango County Area Corp.
    Minor's current responsibilities will be reassigned to other members of NBT's Senior Management Team as part of the overall merger restructuring plan. In commenting on Minor's efforts on behalf of NBT, Forsythe stated, "His contributions to the success of the company during his tenure are greatly appreciated."

Forward-Looking Statements
     This   news   release   contains    forward-looking    statements.    These
forward-looking statements involve risks and uncertainties and are based on the beliefs and assumptions of the management of NBT and BSB and their subsidiaries and on the information available to management at the time that these statements were made. There are a number of factors, many of which are beyond NBT's and BSB's control, that could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. Factors that may cause actual results to differ materially from those contemplated by
such   forward-looking   statements   include,   among  others,   the  following
possibilities: (1) regulatory approvals and clearances and other prerequisites to the merger of NBT and BSB may not be obtained, or may be received outside of expected time frames; (2) competitive pressures among depository and other
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financial  institutions  may increase  significantly;  (3)  competitors may have greater financial resources and develop products that enable such competitors to compete more successfully than NBT and BSB; (4) revenues may be lower than expected; (5) changes in the interest rate environment may reduce interest margins; (6) general economic conditions, either nationally or regionally, may
be  less  favorable  than  expected,   resulting  in,  among  other  things,   a
deterioration in credit quality and/or a reduced demand for credit; (7) legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which NBT and BSB are engaged; (8) costs or difficulties related to the integration of the businesses of NBT and BSB and their merger partners may be greater than expected; (9) expected cost savings associated with recent or pending mergers and acquisitions may not be fully realized or realized within the expected time frames; (10) deposit attrition, customer loss, or revenue loss following pending mergers and acquisitions may be greater than expected; and (11) adverse changes may occur in the securities markets or with respect to inflation. Forward-looking statements speak only as
of  the  date  they  are  made.   NBT  and  BSB  do  not   undertake  to  update
forward-looking statements to reflect subsequent circumstances or events.
    This press release may be deemed to be solicitation material in respect of the proposed merger of BSB with NBT pursuant to an Agreement and Plan of Merger, dated as of April 19, 2000, and amended as of May 17, 2000, by and between NBT and BSB (the "Agreement"). Filing of this press release is being made in connection with Regulation of Takeovers and Security Holder Communications (Release No. 33-7760, 34-42055) promulgated by the Securities and Exchange Commission ("SEC").
    NBT and its directors and executive officers may be deemed to be partic-
ipants  in  the   solicitation  of  proxies  in  respect  of  the   transactions
contemplated by the Agreement. These directors and executive officers include the following: Daryl R. Forsythe, Michael J. Chewens, Martin A. Dietrich, Joe C.
Minor,  John  D.  Roberts,   Everett  A.  Gilmour,  J.  Peter  Chaplin,  Richard
Chojnowski, Gene E. Goldenziel, Peter B. Gregory, William C. Gumble, Bruce D. Howe, Andrew S. Kowalczyk, Jr., Dan B. Marshman, John G. Martines, John C. Mitchell, Joseph G. Nasser, William L. Owens and Paul O. Stillman. As of July 1, 2000 (the date NBT acquired Pioneer American Holding Company Corp.), these directors and executive officers beneficially owned in the aggregate 2,012,687 shares, or approximately 8.31%, of NBT's outstanding common stock. Additional information about the directors and executive officers of NBT is included in
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NBT's proxy statement for its 2000 Annual Meeting of shareholders dated April 3,
2000.
     BSB and certain other persons named below may be deemed to be participants in the solicitation of proxies of BSB's shareholders to approve the proposed merger transaction between BSB and NBT. The participants in this solicitation may include the directors of BSB: Ferris G. Akel, Robert W. Allen, Diana J.
Bendz, William C. Craine, John P. Driscoll, Ann G. Higbee, Thomas F. Kelly, David A. Niermeyer, Mark T. O'Neil, Jr., William H. Rincker and Thomas L. Thorn; as well as the executive officers of BSB: Arthur C. Smith, Executive Vice President; Rexford C. Decker, Senior Vice President and Chief Financial Officer; Larry G. Denniston, Senior Vice President and Corporate Secretary; Douglas R. Johnson, Senior Vice President; and Matthew W. Schaefer, Senior Vice President and Chief Information Officer. As of July 1, 2000, the directors and executive officers of BSB beneficially owned in the aggregate approximately 1,056,766 shares of BSB's outstanding common stock, representing approximately 10.29% of BSB's outstanding common stock. Additional information about the directors and executive officers of BSB is included in BSB's proxy statement for its 2000 Annual Meeting of shareholders filed with the SEC on April 3, 2000.
     In connection with the proposed merger, NBT has filed with the SEC a registration statement on SEC Form S-4 and will file an amendment to the registration statement. The registration statement contains a joint proxy statement/prospectus, which describes the proposed merger of NBT and BSB and the proposed terms and conditions of the merger. Stockholders of NBT and BSB are
encouraged    to   read   the    registration    statement   and   joint   proxy
statement/prospectus because these documents contain important information about the merger. The registration statement on file with the SEC is, and the amendment to be filed will be, available for free, both on the SEC's web site (www.sec.gov) or by contacting NBT Bancorp Inc., 52 South Broad Street, Norwich, New York 13815, Attention: John D. Roberts, telephone 607-337-6541; or BSB Bancorp, Inc., 58-68 Exchange Street, Binghamton, New York 13901, Attention:
Larry G. Denniston, telephone 607-779-2406.

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